PRESS RELEASE

Sanofi’s Board of Directors Proposes Appointment of Melanie Lee, PhD and Bernard Charlès as New Independent Directors

Paris, France - March 2, 2017 - At its meeting held on March 2, 2017, the Board of Directors of Sanofi proposed the appointment of Melanie Lee, PhD and Bernard Charlès as new independent Directors during the General Shareholders’ meeting of May 10, 2017, as well as the renewal of the term of Fabienne Lecorvaisier.

Melanie Lee, PhD, CBE, is Chief Scientific Officer at BTG plc (since November 2014), a company which operates in interventional medicine in vascular disease, oncology and pulmonology. Following her academic career she spent 10 years at Glaxo/GlaxoWellcome (1988-1998). In 1998, Melanie joined Celltech plc as Executive Director of Research. Celltech plc was subsequently acquired by UCB where she became Executive Vice President, Research and Development. After leaving UCB in 2009 she had a successful tenure as CEO at Syntaxin Ltd, a UK based biotech and following the sale to Ipsen, founded NightstaRx Ltd, a Syncona backed company in 2014. Melanie received an undergraduate degree in Biology from the University of York and then a Ph.D. at National Institute for Medical Research in London. She worked as a molecular genetics postdoc, first at Imperial College London on yeast and then from 1985 with Sir Paul Nurse, a Nobel Prize winner, at the Imperial Cancer Research Fund’s Lincoln’s Inn Laboratories. Melanie received her CBE for services to medical science in 2009.

Bernard Charlès has served since May 2016 as Vice-Chairman and Chief Executive Officer of Dassault Systèmes, a world leader in 3D software with over 220,000 customers in 12 industry sectors. He has been CEO of Dassault Systèmes since September 1995. He joined the company in 1983 and created the New Technology, Research and Strategy division, before being appointed Director for Strategy, Research and Development in 1988. Through his contributions to digital mock-up, product lifecycle management and 3DEXPERIENCE®, Bernard Charlès helped instill a culture of ongoing innovation to further consolidate Dassault Systèmes’ scientific capabilities and make science part of the company’s identity. Bernard Charlès is a member of the Academy of Technology (France) and of the National Academy of Engineering (United States). He is a graduate of the Ecole Normale Supérieure engineering school in Cachan and has a Ph.D. in mechanical engineering majoring in automation engineering and information science. He also holds an Aggregation in mechanical engineering; this is the most senior teaching qualification achievable in France.

“Melanie Lee is a renowned scientific expert with a deep knowledge of the pharmaceutical industry and Bernard Charlès has made Dassault Systèmes an international success. They will bring their strengths to further reinforce the capabilities of the Board and contribute significantly to Sanofi’s strategy, both in the area of innovation and to the leveraging of opportunities afforded by digital development,” said Serge Weinberg, Chairman of the Board, Sanofi.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Contacts:

Media Relations	Investor Relations
Laurence Bollack	George Grofik
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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